July 3, 2014

VIA EDGAR

Ms. Karen Rossotto

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Definitive Proxy Statement filed on Schedule 14A on behalf of:
American Century International Bond Funds (File Nos. 033-43321, 811-06441)
(the “Registrant”)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on June 30, 2014, regarding the Registrant’s preliminary proxy statement on Schedule 14A, filed June 20, 2014. For your convenience, we restate each of your comments prior to our responses.

1.	Please include a reference to “junk bonds” at the first reference to “below investment grade securities.”

RESPONSE: The Registrant has added a reference to “junk bonds” following the first reference to below “investment grade securities.”

2.	Add additional disclosure regarding the change to the fund’s risk profile assuming Proposal 1 passes.

RESPONSE: The Registrant has added language regarding changes to the fund’s credit risk, emerging markets risk and liquidity risk.

3.

Within the discussion of Proposal 1, please include a side-by-side comparison of the fund’s strategies and a side-by-side comparison of the fund’s risks before and after the changes are made to the fund.

RESPONSE: The Registrant has added a table with a side-by-side comparison of the fund’s strategies and risks before and after the investment strategy changes disclosed in the proxy statement.

Ms. Karen Rossotto

July 3, 2014

4.	If there is a specific percentage of high-yield securities the fund will invest in following the investment strategy changes, please disclose that in the proxy statement.

RESPONSE: The fund does not have a specific percentage of high-yield securities in which it plans to invest following the implementation of investment strategy changes.

5.	In the Proposal 2 discussion of emerging industry trends, please use a word other than “emerging” to avoid confusion with the discussion of emerging markets securities in Proposal 1.

RESPONSE: The Registrant has removed the word “emerging” and replaced it with “current”.

6.	Consider adding the fact the Registrant would provide 60 days advance notice prior to any future material change to the investment objective in the Q&A portion of the proxy statement.

RESPONSE: The Registrant has added language that it will provide investors with at least 60 days notice prior to any future material change to the fund’s investment objective to the Q&A.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above, please contact me at christy_crossley@americancentury.com or 816-340-3224.

Sincerely,

/s/ Christine J. Crossley
Christine J. Crossley
Assistant Secretary